News Release NORTHGATE MINERALS CORPORATION Stock Symbols: TSX: NGX, AMEX: NXG Website: www.northgateminerals.com

NORTHGATE POSTS STRONG THIRD QUARTER EARNINGS OF $8.8 MILLION
ACQUISTION OF YOUNG-DAVIDSON MINES TO CLOSE IN EARLY NOVEMBER

VANCOUVER, October 27, 2005 - (All figures in US dollars except where noted) - Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today reported its financial results for the third quarter of 2005. Cash flow from operations before changes in working capital was $19,731,000 or $0.10 per common share for the third quarter of 2005. Earnings for the quarter were $8,765,000 or $0.04 per share.

______________________________________________________________________________

Third Quarter 2005 Highlights

  Gold production of 75,665 ounces at a cash cost of $194 per ounce generated almost $20 million in operating cash flow.

  Northgate announced an agreement to acquire Young-Davidson Mines, Limited which has 1.5 million ounces of gold resources within a prospective land package located in the prolific Kirkland-Larder Lake Gold Belt of northeastern Ontario.

  The Kemess North Environmental Impact Assessment ("EIA") report was submitted to the Joint Federal/Provincial review panel and the public comment period began.

  Diamond drilling in the Kemess North region discovered a new zone of gold/copper mineralization to the east of the Kemess North deposit.

______________________________________________________________________________

Ken Stowe, President and CEO, stated; "As expected, Northgate's financial results improved dramatically in the third quarter as mining operations moved into the western area of the Kemess South pit and ore grades returned to more normal levels. In the fourth quarter of this year, given our strong production forecast and the current commodity price environment, I fully expect Northgate to post record quarterly cash flow and earnings. Our management team continues to focus on the wise re-investment of the significant cash flow that Kemess South generates into opportunities in the gold sector that will create additional value for our shareholders. Our first substantial success in this regard will be the acquisition of Young-Davidson Mines, where we are acquiring 1.5 million gold resource ounces in one of the premier gold mining camps in North America with excellent potential to discover additional resources. The completion of this transaction combined with continued progress on permitting of the Kemess North project and strong financial results for the foreseeable future will provide Northgate with excellent momentum as we move into 2006."

Northgate Minerals Corporation	2
Q3 2005 News Release

RESULTS OF OPERATIONS

Northgate recorded earnings of $8,765,000 or $0.04 per share in the third quarter of 2005 compared with earnings of $10,053,000 or $0.05 per share during the corresponding quarter of 2004. Cash flow from operations before changes in working capital for the current quarter was $19,731,000 or $0.10 per fully diluted common share compared with $21,150,000 or $0.11 per fully diluted common share in the same period one year ago. The slight decrease in earnings and cash flow from operations in the most recent quarter was primarily a consequence of lower sales volumes of copper and gold and higher production costs, which combined to more than offset the positive impact of higher metal prices.

Kemess Mine Performance

The Kemess Mine produced 75,665 ounces of gold and 16.9 million pounds of copper during the third quarter of 2005 compared with 79,311 ounces and 18.7 million pounds in the third quarter of 2004.

During the third quarter of 2005, approximately 12.2 million tonnes of ore and waste were removed from the open pit compared to 13.9 million tonnes during the corresponding quarter of 2004. The decline in the amount of material mined was the result of the large amount of ore milled from stockpiles and increased hauling distances as the Kemess South pit expands. Unit mining costs during the current quarter were Cdn$1.26 per tonne compared with Cdn$0.94 per tonne in the third quarter of 2004, representing a 34% increase for 2005 compared to 2004. The higher unit mining cost in the most recent quarter is primarily the result of higher diesel fuel prices and the lower quantity of ore and waste mined as a consequence of the longer haul distances associated with the deepening pit.

Mill availability during the third quarter of 2005 averaged 90% which was 2% higher than the availability in the corresponding quarter of 2004. Mill throughput in the third quarter of 2005 averaged 52,669 tonnes per calendar day compared to 50,662 tonnes per calendar day in the corresponding quarter of 2004. The higher throughput in the most recent quarter was the result of milling a larger quantity of softer, inherently higher throughput supergene and leach cap ore in the most recent quarter relative to the third quarter of 2004. Gold and copper recoveries averaged 65% and 75% respectively in the third quarter of 2005 compared with 70% and 82% in the third quarter of 2004. Gold and copper recoveries in the most recent quarter were lower than the same period one year ago and lower than the typical Kemess average of 71% and 83% respectively, due to the large quantity of inherently lower recovery supergene and leachcap ore that was processed.

Metal concentrate inventory was drawn down by 1,100 wet metric tonnes (wmt) in the third quarter to approximately 7,000 wmt, although the contained metal value in the inventory at the end of the quarter was higher due to substantial increases in gold and copper prices. In order to deal with the record quantity of concentrate in the production plan for the fourth quarter of 2005, additional trucks and railcars have been secured and Kemess is targeting to have less than 5,000 wmt of concentrate inventory at the end of 2005.

Northgate Minerals Corporation	3
Q3 2005 News Release

The total unit cost of production during the third quarter of 2005 was Cdn$7.48 per tonne milled which was higher than the Cdn$6.95 per tonne recorded in the corresponding period of 2004 due primarily to the increase unit mining costs. Total site operating costs in the third quarter of 2005 were Cdn$36.4 million compared to Cdn$32.4 million in the corresponding quarter of 2004. The net cash cost of production in the most recent quarter was $194 per ounce compared to $129 per ounce in the third quarter of 2004. Net cash costs in the most recent quarter were higher than those one year ago primarily as a result of the higher Canadian dollar operating costs, lower copper production, higher treatment and refining charges for copper concentrate and the stronger Canadian dollar, which more than offset the effect of the substantially higher copper price. Using the Gold Institute methodology which many other gold companies use, Kemess' net cash cost during the most recent quarter was $137 per ounce compared with $76 per ounce in the third quarter of 2004.

A summary of operations for the third quarter and first nine months of 2005 compared with the corresponding periods of 2004 is shown in Table 1.

Table 1: Summary of Operations

	3Q 05	3Q 04	9M 05	9M 04

Ore + waste mined (tonnes)	12,188,741	13,854,97	38,326,233	42,339,25
		7		3
Ore mined (tonnes)	3,756,746	4,717,920	12,859,394	14,497,64
				5
Stripping ratio (waste/ore)	2.24	1.94	1.98	1.92
Ore milled (tonnes)	4,845,506	4,660,899	13,327,284	13,793,19
				1
Average mill operating rate	52,669	50,662	48,818	50,340
(tonnes per day)

Gold grade (g/mt)	0.752	0.760	0.665	0.686
Copper grade (%)	0.210	0.221	0.208	0.218

Gold recovery (%)	65	70	65	69
Copper recovery (%)	75	82	80	82

Gold production (ounces)	75,665	79,311	185,557	208,802
Copper production (000s pounds)	16,917	18,712	49,022	54,436

Net cash cost ($/ounce)
Full absorption method	194	129	277	147
Gold Institute method	137	76	220	90

The Kemess mine continued to operate safely during the quarter. Kemess is continuing to expand the scope of its safety program by providing accident investigation training to supervisors and Joint Occupational Health and Safety Committee members. This training will allow a broader range of employees within the Kemess operation to begin to examine the root cause of incidents and appreciate the process design factors necessary for safe operation.

Kemess is scheduled to process above-average grade hypogene ore during the fourth quarter of 2005 resulting in the production of approximately 94,000 ounces of gold and 24.5 million pounds of copper at a net cash cost of less than $75 per ounce assuming copper prices of $1.65 per pound and a foreign exchange rate of 1.19 Cdn$/US$.

Northgate Minerals Corporation	4
Q3 2005 News Release

Financial Performance

Northgate's revenues in the third quarter of 2005 were $50,409,000 compared to $51,288,000 in the corresponding period of 2004. Metal sales in the third quarter of 2005 consisted of 75,044 ounces of gold and 17.2 million pounds of copper compared with 81,908 ounces of gold and 20.5 million pounds of copper in the third quarter of 2004. The net realized metal prices received on sales in the current quarter were approximately $402 per ounce of gold and $1.70 per pound of copper compared with $377 per ounce of gold and $1.29 per pound of copper in the corresponding quarter of last year. The net realized gold prices in the third quarters of 2005 and 2004 included the cost of closing out 21,750 ounces of gold forward sales contracts in each quarter. These costs reduced realized gold prices by $37 per ounce in the third quarter of 2005 and $24 per ounce in the corresponding period of 2004 relative to the average PM Fix for gold for these quarters on the London Bullion Market. The larger reduction in gold price realization in the most recent quarter was the result of the higher spot price for gold at the time the forward sales contracts were closed out and the lower number of gold ounces sold in the quarter. The gold hedging loss reflected in earnings during the most recent quarter of $2,805,000 was part of the deferred hedging loss set up in the second quarter of 2005 when certain gold forward sales contracts were closed out prior to their original settlement dates. The remaining deferred hedging loss of $7,310,000 will be brought into earnings over the period that the related forward sale contracts were originally scheduled for settlement.

Cost of sales in the third quarters of 2005 and 2004 were $29,842,000 and $27,312,000 respectively. Operating costs were higher in the third quarter of 2005 than they were in the corresponding period of 2004 primarily as a result of higher diesel fuel prices, increased labour costs resulting from the new collective agreement signed in February and the stronger Canadian dollar. However, in the third quarter of 2004, a significant decrease in concentrate inventory increased the cost of sales recorded in that quarter by $2,534,000.

Administrative and general expenses were $1,045,000 in the third quarter of 2005 compared with $1,129,000 in the comparable period of 2004. Costs in the current quarter were lower due to reduced legal costs.

Depreciation and depletion expenses in the third quarter were $7,220,000 compared to $9,234,000 during the corresponding period of 2004. The decrease in depreciation and depletion in the current quarter relative to the corresponding period of 2004 and earlier quarters of 2005 was the result of the lower amount of ore mined from the pit as a result of the large amount of stockpiled ore milled during the annual supergene/leachcap ore campaign.

Net interest expense was $646,000 for the three months ended September 30, 2005 compared to $966,000 in the corresponding quarter of 2004. The decrease in net interest expense is a direct consequence of reduced amount of long-term debt which was only partially offset by increased interest rates.

Exploration expenses in the third quarter of 2005 were $1,877,000 compared with $1,010,000 during the same period of 2004. The increase in exploration expense reflects an intra-period timing difference in expenditures rather than an increase in annual exploration expenditures.

Northgate Minerals Corporation	5
Q3 2005 News Release

Capital expenditures during the third quarter of 2005 were $5,159,000 compared to $7,425,000 in the corresponding period of 2004. Capital expenditures in the most recent quarter included the purchase of a D11 dozer for $1,502,000 and $2,009,000 for the ongoing construction of the tailings dam. The remaining capital was spent on various small projects in the mill and the mine in addition to $368,000 being invested in the permitting process for the Kemess North project.

KEMESS NORTH PROJECT UPDATE

During the first week of October 2005, Northgate submitted the Environmental Impact Assessment Report ("EIA Report") for the development of the Kemess North mine to the Joint Federal/Provincial Environmental Review Panel. The EIA Report consists of an EIA Summary document and 14 supporting appendices which present environmental, socio-economic, geological and engineering data and interpretation relating to all aspects of the Kemess North development.

After receiving the Kemess North EIA Report, the Review Panel officially released it for a public comment period which is designed to ensure that the report meets all the terms of the EIA guidelines issued by the panel in August 2005. The public comment period will end on January 6, 2006 at which point Northgate may be asked to incorporate certain of the comments received by the Panel into the final EIA Report which will be the central focus of the public hearings on the project development.

CORPORATE DEVELOPMENT UPDATE

On September 13, 2005, Northgate announced that it had entered into an agreement to acquire Young-Davidson Mines, Limited (TSXV: ODM). Under the terms of the Agreement, approved by both Boards of Directors, Northgate will issue 0.7212 common shares of Northgate for each share of Young-Davidson. Completion of the transaction is subject to the approval of 66-2/3% of Young-Davidson shareholders and approval of Canadian securities regulators, the TSX, the TSX Venture Exchange and the AMEX. An Information Circular was mailed to Young-Davidson shareholders in early October and the transaction is scheduled to close in early November following the required Young-Davidson shareholder vote scheduled for November 1, 2005.

The acquisition of Young-Davidson will add one and a half million resource ounces of gold which include almost half a million ounces of gold (Measured & Indicated Resources) within a low-strip ratio open pit configuration and slightly more than one million ounces of gold (Inferred Resources) in a low-cost bulk mineable underground configuration. The 8,771 acre package of exploration and mining claims (Figure 1) along the prolific Kirkland-Larder Lake Gold Belt in northeastern Ontario has hosted two mines that together produced almost one million ounces of gold between 1933 and 1957. The production history of these mines suggests that the area has excellent ground conditions for low-cost bulk underground mining, ore which yields high gold recoveries through a simple metallurgical process and geology that yields environmentally benign waste rock and tailings.

After the transaction closes, Northgate will be mounting a $3 million surface diamond drilling program in 2006 to identify additional resources, while at the same time, applying for permits to dewater one of the existing mining shafts on the property which will be used for underground definition drilling in future years.

Northgate Minerals Corporation	6
Q3 2005 News Release

Figure 1: Claim Map of Young-Davidson Properties

Kirkland - Larder Lake
Gold Belt
Young-Davidson
Mine
Otisse Lake
Bell
Island
Matachewan
Mine
HWY 566
HWY 566
HWY 66
Matachewan
West Montreal River
N
0
1
2 km

2005 KEMESS EXPLORATION RESULTS

Northgate budgeted $2.0 million during 2005 for approximately 15,000 meters of diamond drilling on the Kemess claims surrounding the Kemess South mine. While complete results of the program are not yet available, hole KN-05-24, which is located 150 meters east of the Kemess North deposit on the other side the east boundary fault (Figure 2), intersected 307.6 metres of gold/copper mineralization grading 0.31 g/t gold and 0.24 % copper. Within the overall mineralized interval (Table 2) there are sections of higher grade gold and copper, the lower one of which is associated with the contact zone between the host Takla volcanic rocks and a monzonite intrusive body.

The mineralization found in this hole represents the discovery of either the faulted extension of the Kemess North deposit or a new mineralized system in an open untested area. At the present time the extent of the new mineralization is unknown but given the nature of the block fault systems in the Kemess North region, it is possible that this new zone of mineralization may contain a high-grade core like Kemess North and that sections of this higher grade mineralization may have been faulted upwards much closer to the surface. Two additional holes have been drilled and assay results are pending.

Northgate Minerals Corporation	7
Q3 2005 News Release

Figure 2: Plan view of 2005 Exploration drill holes relative to Kemess North deposit

East Fault
KN-05-22B
Proposed Pit Limits
KNorth Fault
Proposed
Pit Outline
KN-05-27
KN-05-28
(in progress)
Kemess North Deposit
KN-05-24
KN-05-23
Previous drilling
0
150
300
meters
N

Northgate Minerals Corporation	8
Q3 2005 News Release

Table 2: Assay results from KN-05-24

From	To	Length	Gold	Copper
(metres)	(metres)	(metres)	(Grams/tonne)	(%)

722	1,029.6	307.6	0.31	0.24

774	812	38	0.48	0.41

966	996	30	0.53	0.36

QUARTERLY CONFERENCE CALL AND WEBCAST

You are invited to participate in the Northgate Minerals Corporation live conference call and webcast announcing our 2005 third quarter results. The call and webcast will take place on Friday, October 28, 2005, at 10:00 am ET. The presentation package for the conference call will be uploaded for the webcast the morning of October 28 and posted on Northgate's web site at www.northgateminerals.com under Investor Info - Presentations page.

Scheduled speakers for the conference call are Terry Lyons, Chairman, Ken Stowe, President and Chief Executive Officer, and Jon Douglas, Senior Vice President and Chief Financial Officer.

To view the webcast, go to www.northgateminerals.com and follow the link on the home page that says "webcast". Before viewing the webcast, please ensure that your system meets the Minimum System Requirements and that you have installed Windows Media Player. If you do not have high-speed Internet access, please download the PDF version of our Management Presentation and follow along with the audio broadcast.

You may participate in the Northgate Conference Call by calling (416) 695-5261 or toll free in North America at 1 (877) 461-2814 with reservation number T587161S. To ensure your participation, please call five minutes prior to the scheduled start of the call. The archived teleconference may be accessed by dialing 416-695-5275 or 1-888-509-0082.

**************

Northgate Minerals Corporation	9
Q3 2005 News Release

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

**************

Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2004 Annual Report and under the heading "Risk Factors" in Northgate's 2004 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission on EDGAR (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774

Northgate Minerals Corporation	10
Q3 2005 News Release

INTERIM CONSOLIDATED BALANCE SHEET
(Expressed in thousands of United States dollars)

	September 30	December 31
	2005	2004
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$32,840	$49,257
Concentrate settlements and other receivables	12,467	11,300
Inventories	15,018	12,906
	60,325	73,463

Deferred hedging loss (Note 3)	7,310	--
Other assets	13,552	13,649
Mineral property, plant and equipment	168,314	180,669
	$249,501	$267,781

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$18,063	$16,091
Current portion of capital lease obligations	4,298	4,854
Current portion of long-term debt	23,250	21,000
	45,611	41,945

Capital lease obligations	8,913	10,653
Long-term debt	4,500	22,500
Provision for site closure and reclamation	22,927	21,149
	81,951	96,247

Shareholders' equity (Note 2)	167,550	171,534
	$249,501	$267,781

The accompanying notes form an integral part of these financial statements.

Northgate Minerals Corporation	11
Q3 2005 News Release

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
(Unaudited)	2005	2004	2005	2004

Revenue	$50,409	$51,288	$121,973	$137,766

Cost of sales	29,842	27,312	91,051	78,106
Administrative and general	1,045	1,129	4,610	4,267
	30,887	28,441	95,661	82,373

Earnings before interest, taxes,
depreciation and depletion and other	19,522	22,847	26,312	55,393
Other expenses:
Depreciation and depletion	7,220	9,234	24,199	27,909
Accretion of site closure
& reclamation liability	298	223	877	656
Net interest	646	966	1,691	2,841
Exploration	1,887	1,010	3,229	2,684
Currency translation losses (gains)	(428)	(316)	(389)	(311)
Mining and capital taxes	509	496	1,129	1,508
Other (income) expense	625	(28)	546	(153)
	10,757	11,585	31,282	35,134
Earnings (loss) before income taxes	8,765	11,262	(4,970)	20,259
Future income tax expense	--	1,209	--	1,209
Earnings (loss) for the period	$8,765	$10,053	$(4,970)	$19,050
Earnings (loss) per share - basic and diluted	$0.04	$0.05	$(0.02)	$0.10
Weighted average shares outstanding:
Basic	200,658,352	200,340,265	200,531,976	199,929,112
Diluted	200,764,355	200,536,243	200,531,976	200,537,239

The accompanying notes form an integral part of these financial statements.

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Expressed in thousands of United States dollars)
	Three months ended			Nine months ended
	September 30			September 30
(Unaudited)	2005		2004	2005		2004

Retained earnings (deficit) at beginning of period	$(28,945)	$	$(37,468)	$(15,210)	$	$(46,465)
Earnings (loss) for the period	8,765		10,053	(4,970)		19,050

Retained earnings (deficit) at end of period	$(20,180)		$(27,415)	$(20,180)		$(27,415)

The accompanying notes form an integral part of these financial statements.

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Q3 2005 News Release

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
(Unaudited)	2005	2004	2005	2004

CASH PROVIDED BY (USED IN)
Operations
Earnings (loss) for the period	$8,765	$10,053	$(4,970)	$19,050
Non-cash items:
Depreciation and depletion	7,220	9,234	24,199	27,909
Accretion of site closure
& reclamation liability	298	223	877	656
Unrealized currency translation losses (gains)	510	184	245	(459)
Amortization of deferred expenses	2,914	232	3,513	685
Stock-based compensation	46	15	807	512
Future income tax expense	--	1,209	--	1,209
Other expenses (income)	(22)	--	(22)	95
	19,731	21,150	24,649	49,657
Changes in non-cash operating working capital:
Concentrate settlements & other receivables	(5,234)	(7,999)	(1,167)	(1,092)
Inventories	(1,142)	1,494	(2,112)	3,959
Accounts payable & accrued liabilities	981	1,535	1,972	80
Advance payment of gold hedge	--	--	(10,146)	--
	14,336	16,180	13,196	52,604
Investments
Additions to mineral property, plant
and equipment	(3,812)	(6,950)	(10,571)	(13,274)
Sale of property	171	--	171	--
	(3,641)	(6,950)	(10,400)	(13,274)
Financing
Repayment of capital lease obligations	(1,205)	(943)	(3,643)	(3,088)
Repayment of debt	(5,250)	(3,000)	(15,750)	(9,000)
Issuance of common shares, net of share
issuance costs	67	110	180	1,116
	(6,388)	(3,833)	(19,213)	(10,972)
Increase (decrease) in cash and cash equivalents	4,307	5,397	(16,417)	28,358
Cash and cash equivalents at beginning of period	28,533	30,704	49,257	7,743
Cash and cash equivalents at end of period	$32,840	$36,101	$32,840	$36,101
Supplementary information:
Cash paid during the period for:
Interest	$972	$911	$2,841	$2,634
Non cash financing activities:
Purchase of mineral property, plant &
equipment by assumption of capital
lease obligations	1,347	475	1,347	3,802

The accompanying note forms an integral part of these financial statements

Northgate Minerals Corporation	13
Q3 2005 News Release

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2005 and 2004
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2004, with the exception of a policy change related to the Consolidation of Variable Interest Entities.

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Corporation adopted the new CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities" ("AcG-15"). The new guidance establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entities residual returns, or both. The adoption of AcG-15 did not result in any changes to the Corporation's financial statements.

2. Shareholders' Equity

	September 30	December 31
	2005	2004
	(Unaudited)

Common shares (a)	$ 177,736	$177,464
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	1,381	667
Retained earnings (deficit)	(20,180)	(15,210)
	$ 167,550	$171,534

Northgate Minerals Corporation	14
Q3 2005 News Release

(a)	Common shares
		Number of shares	Amount

	Balance, December 31, 2004	200,491,050	$177,464
	Issued in Q1 2005:
	Pursuant to Employee Share Purchase Plan	51,502	77
	Other	34	--
	Issued in Q2 2005:
	Pursuant to Employee Share Purchase Plan	77,623	83
	On exercise of options	8,000	10
	Issued in Q3 2005:
	Pursuant to Employee Share Purchase Plan	70,552	89
	On exercise of options	10,000	13

	Balance, September 30, 2005 (unaudited)	200,708,761	$177,736

As of October 27, 2005, the Corporation had 200,741,761 issued and outstanding common shares.

(b)        Stock-based compensation

During the three months ended September 30, 2005, the Corporation did not grant any options. During the three months ended June 30, 2005, the Corporation granted a total of 50,000 options to employees, exercisable at Cdn$1.47 over a period of seven years. Twenty percent (10,000) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. During the three months ended March 31, 2005, the Corporation granted a total of 1,205,000 options to employees, 865,000 exercisable at Cdn$1.79, and 340,000 exercisable at Cdn$1.78 over a period of seven years. Twenty percent (241,000) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options vested in the three months ended September 30, 2005 was $23,000 and $712,000 for the nine months ended September 30, 2005.

During 2005, a total of 65,800 options were cancelled and 18,000 options have been exercised.

At September 30, 2005, there were 4,462,400 options outstanding, of which 2,055,000 were exercisable.

Northgate Minerals Corporation	15
Q3 2005 News Release

The fair value of the share options granted during the third quarter of 2005 was estimated using the Black-Scholes pricing model with the following assumptions:

	For Options	For Options	For Options	For Options	For Options	For Options
	Granted	Granted	Granted	Granted	Granted	Granted
	in Q3 2005	in Q3 2004	in Q2 2005	in Q2 2004	in Q1 2005	in Q1 2004
Risk-free interest rate	--	2.50%	2.50%	2.50%	2.50%	2.50%
Expected stock price volatility	--	61%	55%	64%	56%	67%
Expected option life	--	4 years	3.5 years	4 years	3.5 years	4 years
Per share fair value of
options granted (Cdn$)	--	$1.09	$0.62	$1.08	$0.76	$1.51

3. Financial Instruments

At September 30, 2005, Kemess Mines Ltd., a wholly owned subsidiary of the Corporation, had forward sales commitments with major financial institutions to deliver 139,000 ounces of gold at an average forward price of $307 per ounce. These commitments are in the form of forward sales contracts maturing between May 26, 2006 and December 31, 2007. The unrealized loss on these forward sales contracts at September 30, 2005 was approximately $26,522,000. In May 2005, the Corporation closed out 79,750 ounces of its hedge book at a cost of $10,146,000. In accordance with Accounting Guideline 13, "Hedging Relationships", losses associated with the early settlement of these contracts were capitalized and are being amortized over the same period as the forward sales contracts were originally scheduled for settlement. Of the 79,750 ounces of gold closed out in May 2005, 21,750 ounces represent gold forward sales contracts that were scheduled to be closed out in the quarter ended September 30, 2005 and 1,250 ounces in the quarter ended June 30, 2005. The associated cost for the quarters ended September 30, 2005 and June 30, 2005 was $2,684,000 and $152,000 respectively, reducing the capitalized deferred hedge loss to $7,310,000 as at September 30, 2005.

4. Commitments and Contingencies

On September 13, 2005, the Corporation signed an Amalgamation agreement with Young-Davidson Mines, Limited ("Young-Davidson").  Under the terms of this agreement, approved by both Boards of Directors, a wholly-owned subsidiary of Northgate will be amalgamated with Young-Davidson and Northgate will issue 0.7212 common shares of Northgate for each common share of Young-Davidson and agrees to convert outstanding Young-Davidson common share purchase options and warrants to Northgate securities at the aforementioned exchange ratio.

Northgate Minerals Corporation	16
Q3 2005 News Release

In a separate lock-up agreement, holders of 75% of Young-Davidson shares have agreed to vote in favour of the transaction. Completion of the transaction is subject to the approval of 66-2/3% of Young-Davidson shareholders at a shareholders meeting scheduled for November 1, 2005 and approval of Canadian securities regulators, the TSX, the TSX Venture Exchange and the AMEX. The transaction is scheduled to close in early November 2005 at which time Northgate will issue approximately 13,104,688 common shares to Young-Davidson shareholders and set aside 747,243 common shares to be issued on exercise of Young-Davidson options and warrants assumed in the transaction.